UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                                SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                            Copley Properties Inc.
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                               (Name of Issuer)


                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                   217454107
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                                 (Cusip Number)


                                Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  March 7, 1996
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                    (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
--------
(1)The remainder of this cover poage shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                              Page 1 of 4 Pages
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                                 SCHEDULE 13D

CUSIP No.     217454107                           Page   2    of   4   Pages
              ---------                                -----     ------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                (b)  x
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

          WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                    |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
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                    7    SOLE VOTING POWER
   NUMBER OF             251,900
    SHARES          -----------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER
   OWNED BY                 0
    EACH            -----------------------------------------------------------
  REPORTING         9    SOLE DISPOSITIVE POWER
   PERSON                251,900
                    -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     251,900
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%
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14   TYPE OF REPORTING PERSON*
          PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 4 Pages

               This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 5, 1996 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the to the Common Stock, par value $1.00 per share (the "Shares"), of Copley Properties Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 13D.

                  Item 5.  Interest in Securities of the Issuer.
                  The information set forth in Item 5 ("Interest in Securities of the Issuer") of the Schedule 13D is hereby amended and supplemented by adding the following information to the respective paragraphs thereof.
                  (a)  As of the  close  of  business  on  March  8,  1996,  the
Partnership beneficially owns an aggregate of 251,900 Shares (which is approximately 7.0% of the 3,584,350 Shares outstanding as reported in the Company's most recent filing with the Securities and Exchange Commission).
                  (c) Transactions in the Shares in the past 60 days by the Partnership are set forth on Schedule A attached hereto and hereby incorporated herein by reference. Except for such transactions, no other transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any Control Person.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                  Dated:  March 11, 1996

                                             MENTOR PARTNERS, L.P.
                                             By:  /s/ Daniel R. Tisch
                                                  --------------------
                                                  Daniel R. Tisch
                                                  Authorized Signature


                                Page 3 of 4 Pages

                                   EXHIBIT A
                                   ---------

                   Acquisitions of Shares by the Partnership
                            During the Past Sixty Days
                   ------------------------------------------

    Date of               Number         Aggregate            Price Per
  Transaction           of Shares           Price               Share
  -----------           ---------        ---------            ---------

January 25, 1996         46,900         658,325.92             14.037

January 26, 1996          7,600         106,743.52                     14.045

January 29, 1996          5,100          71,706.00                     14.060

January 30, 1996          3,500          49,210.00                     14.060

January 31, 1996          4,000          56,102.40                     14.026

February 1, 1996          7,000          98,420.00                     14.060

February 2, 1996          4,300          59,920.50                     13.935

February 5, 1996          2,800          39,368.00                     14.060

February 8, 1996          1,000          14,060.00                     14.060

February 9, 1996            900          12,654.00                     14.060

February 12, 1996           900          12,654.00                     14.060

February 16, 1996        19,400         287,314.00                     14.810

February 26, 1996        10,000         148,100.00                     14.810

    March 7, 1996           900          13,554.00                     15.060

    March 8, 1996        10,600         160,861.36                     15.176


All Shares were purchased in transactions on the American Stock Exchange.

                              Page 4 of 4 Pages

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